SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

B COMMUNICATIONS LTD.
(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 52503, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No. 333-150173.

B COMMUNICATIONS LTD.

The following exhibits are attached:

99.1
Form of Immediate Report of Bezeq The Israel Telecommunication Corp. Ltd., or Bezeq, a controlled subsidiary of the Registrant, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange, with respect to the certification as a class action of a lawsuit filed against Bezeq’s subsidiary, Bezeq International Ltd., and others, dated November 9, 2010.

99.2
Form of Immediate Report of Bezeq The Israel Telecommunication Corp. Ltd., or Bezeq, a controlled subsidiary of the Registrant, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange, with respect to a lawsuit filed against Bezeq’s subsidiary, D.B.S Satellite Services (1998) Ltd., dated November 9, 2010.

99.3
Form of Immediate Report of Bezeq The Israel Telecommunication Corp. Ltd., or Bezeq, a controlled subsidiary of the Registrant, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange, with respect to an amendment to its general license, dated November 9, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.
(Registrant)

By /s/Eli Holtzman
Eli Holtzman
Chief Executive Officer

Date: November 9, 2010

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1
Form of Immediate Report of Bezeq The Israel Telecommunication Corp. Ltd., or Bezeq, a controlled subsidiary of the Registrant, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange, with respect to the certification as a class action of a lawsuit filed against Bezeq’s subsidiary, Bezeq International Ltd., and others, dated November 9, 2010.

99.2
Form of Immediate Report of Bezeq The Israel Telecommunication Corp. Ltd., or Bezeq, a controlled subsidiary of the Registrant, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange, with respect to a lawsuit filed against Bezeq’s subsidiary, D.B.S Satellite Services (1998) Ltd., dated November 9, 2010.

99.3
Form of Immediate Report of Bezeq The Israel Telecommunication Corp. Ltd., or Bezeq, a controlled subsidiary of the Registrant, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange, with respect to an amendment to its general license, dated November 9, 2010.